SECURITIES AND EXCHANGE COMMISSION
                      Washington, D.C. 20549



                            FORM - 6K


                    REPORT OF FOREIGN ISSUER
               PURSUANT TO RULE 13A-16 OR 15D-16 OF
               THE SECURITIES EXCHANGE ACT OF 1934


         For the nine months ended September 30, 1998


             CHINA ENERGY RESOURCES CORPORATION
     (Exact name of Registrant as specified in its charter)


                    British Virgin Islands
         (Jurisdiction of incorporation or organization)

  Citco Building, Wickhams Cay            c/o Arimoto, Ogasawara & Mo
  P.O.  Box 662, Road Town                276 Fifth Avenue, Suite 703
  Tortola, British Virgin Islands         New York, NY 10001
           (Address of principal executive offices)


     Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

          Form 20-F__X__    Form  40-F______


     Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act 1934.

          Yes______         No__X___


      If "Yes" is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b).Not applicable

                                  1

TABLE OF CONTENTS
                                                                 Page
SELECTED FINANCIAL DATA                                          3

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL
CONDITION AND RESULTS OF OPERATIONS                              7

UNAUDITED FINANCIAL STATEMENTS

  Unaudited consolidated statements of operations for the nine
  months ended September 30, 1998, 1997 and 1996                 15

  Unaudited consolidated balance sheets at September 30, 1998,
  1997 and 1996                                                  16

  Unaudited consolidated statements of stockholders' equity for
  the nine months ended September 30, 1998,1997 and 1996         18

  Unaudited consolidated statements of cash flows for the nine
  months ended September 30, 1998, 1997 and 1996                 19

  Notes to unaudited consolidated financial statements           21

SIGNATURE                                                        31

                                   2

SELECTED FINANCIAL DATA

Summary Financial and Operating Data

The selected information set forth below should be read in conjunction with the unaudited consolidated financial statements of the Company included in this Report. The Company prepares its financial statements in accordance with U.S. generally accepted accounting principles, consistently applied ("GAAP").

China Energy Resources Corporation ("the Company") was incorporated for the sole purpose of holding 100% of the capital stock of China Coal Mining (B.V.I.) Co. Ltd. ("CCM") and being the surviving entity of the merger with Jackson Holding Corp. ("JHC").

CCM, which was incorporated on August 18, 1995, entered into the joint venture which created Mishan Hua Xing Coke Limited ("the Operating Company") on September 16, 1995. The Company was subsequently incorporated on March 15, 1996 to be the sole shareholder of CCM. All of the Company's operations are conducted through its operating subsidiary, CCM, and in turn through CCM's interest in the Operating Company. As a result, the Company's operations and financial condition depend entirely upon the Operating Company's results of operations and financial condition.

The Operating Company has two wholly-owned coal processing facilites, MCCF and QCCF. The Operating Company derives its revenues principally within the PRC's coal industry from the production and sale of steam coal to power plants, with all of such sales to customers located in the PRC. One of the Operating Company had the ability to produce clean coal and metallurgical coke.

QCCF

QCCF engages in the production and sale of steam coal. The QCCF factory was constructed in 1993 and employs the "air-heavy medium fluid bed" dry process of coal preparation, which management believes is a leading production technology worldwide and is appropriate for production in cold and dry regions such as the region where QCCF's factory is located. QCCF's annual production capacity is approximately 750,000 tons of steam coal and the factory operated at 38% of its capacity in the nine months ended 9/30/98.

Historically, a substantial percentage of the sales of QCCF have been to one customer, Mudanjiang No. 2 Power Plant ("Mudanjiang") in Heilongjiang Province, PRC. On an annual basis, the PRC government designates the quota of steam coal that will be purchased for each of its power plants and the districts from which such coal will be supplied. Each power plant can then determine which suppliers within each district it will contract with for the year. QCCF sold 295,000 tons, 236,000 tons, and 184,502 tons of steam coal to Mudanjiang in the nine months ended 9/30/96, 9/30/97 and 9/30/98 respectively. QCCF produced according to purchased orders received.

In order to assure that its customers will receive steam coal on a timely basis, QCCF needs to secure sufficient transportation capacity. In 1996, QCCF entered into a cooperative agreement with a unrelated party under the control of the Railroad Transportation Department whereby QCCF would be entitled to transportation capacity for 400,000 tons of steam coal annually in exchange for a negotiated fee.

There was a deceleration in the economic growth rate which resulted in a corresponding slow down in the demand for coal products in the first three quarters of 1998. However, the Company believes that the situation will improve in the fourth quarter of 1998. QCCF's strategy is to expand its customer base by selling coal products to machinery manufacturers. In addition, QCCF is seeking strategic alliance with local transportation company to increase sales volume.

Subsequent to the end of the quarter, it came to the attention of the Company that QCCF is, and has been, operating independently from MHXC and the Company under the influence of the local government in the PRC. QCCF is

                                  3

refusing and has failed to comply with financial and business reporting protocols and has disputed that its operations are under the direction and control of the Company.


MCCF

When it was operating, MCCF engages primarily in the production and sale of metallurgical coke. MCCF closed its operations in March 1998 due to a lack of operating capital and various problems with local management and other operational issues. Subsequent to the end of the quarter, the Company was informed that the production facility at MCCF may have been damaged due to the discontinuance of the operations of the MCCF facility and the coking oven may have been damaged as a result of the fire being extinguished. Machinery, equipment and spare parts have not been operated or used for some time and, as a result, it is not certain of the condition of those assets and the extent of the damage, if any, to those assets. Creditors of MCCF and former employees have removed inventory and possible equipment in payment of amounts due to them. In addition, the Company is not certain of the extent of the pilferage, if any, which may have resulted after the MCCF facility was closed.

On June 20, 1995, the Mishan City Municipal Government granted MCCF exclusive underground rights to mine coal from certain coal reserves located in Mishan City, within Heilongjiang Province, PRC. The mining right is in force for 100 years. MCCF is not presently involved in the mining of these reserves due to the lack of funds available for this purpose. MCCF has conducted mine site surveys, clearing the surface of potential mine entrance sites, performing geological surveys and preparing mining plans. The Company believes that these activities will enable MCCF to begin its mining operations as soon as practicable after sufficient funds are available. The costs associated with mining preparation work have been capitalized as part of MCCF's coal mine use rights.

Primarily, as a result of the macro-economic adjustments and related credit policy advocated by the central PRC government, MCCF was not able to obtain working capital from local banks after the completion of its production facilities in 1995. Due to this lack of working capital, in June 1996, operation of MCCF plant was subcontracted to a company under the control of the PRC's Ministry of Coal. This subcontract was terminated on March 31, 1997 as a result of successful working capital raise in the end of 1996. However, in March of 1998, MCCF ceased operations due to the depletion of working capital. MCCF working capital was entirely depleted due to a large amount of uncollected trade receivables and poor operating management. The situation was exacerbated by the refusal of local banks and raw coal suppliers to advance further credit. The Company intends to reopen the facilities when the Company has raised sufficient additional financing. At the current stage, MCCF only retains a minimum workforce and incurs minimum expenses to maintain its facility. Total production and sales by MCCF during the nine months ended 9/30/98 amounted to 14,016 tons of regular and low-end metallurgical coke generating a gross revenue of $348,000.

In addition, during 1997, the Company terminated the services of the MCCF plant manager, however, prior to his termination, this individual signed various documents that provided collateral to bank lenders of MCCF over MCCF assets.

The local government has been assisting the Company to supervise the daily operations of MCCF. The majority of the workforce was dismissed after the plant closed with approximately 55 workers remaining on the premises. Subsequent to the end of the quarter, the Company was informed by MCCF that the workers at MCCF have not been paid wages and certain of the workers of MCCF have petitioned the municipal government in the PRC for aid in being paid. Although, the MCCF factory has been closed since March 1998, the Company has continued to accrue such wages on its financial statements.

Following are certain operating results, set forth separately, of the Company, MCCF and QCCF. These operating results form the basis for the unaudited Consolidated Statement of Operations Data for the Company.

                                  4

The Company:
                                                Nine       Nine      Nine
                                                Months     Months    Months
                                                Ended      Ended     Ended
                                                9/30/96    9/30/97   9/30/98
                                                   (amounts in thousands)
Statement of Operations Data (Unconsolidated):
Net Sales                                       $     -    $     -   $     -
                                                ---------  --------- --------
Total revenue                                         -          -         -
Cost of sales                                         -          -         -
                                                ---------  --------- --------
Gross profit                                          -          -         -
Selling, general and administrative expenses          -      (638)      (335)
                                                ---------  --------- --------
Operating income                                      -      (638)      (335)
Interest expenses                                     -      (427)      (340)
Other income                                          -        49          -
                                                ---------  --------- --------
Income before income taxes and minority interest      -    (1,016)      (675)
Income tax                                            -         -          -
                                                ---------  --------- --------
Income before minority interest                       -    (1,016)      (675)
Minority interest                                     -         -          -
                                                ---------  --------- --------
Net income                                            -    (1,016)      (675)
Other comprehensive income                           29        35          2
                                                ---------  --------- --------
Comprehensive income/(loss)                     $    29    $ (981)   $  (673)
                                                ========   ========= ========


MCCF:
                                                 Nine      Nine      Nine
                                                 Months    Months    Months
                                                 Ended     Ended     Ended
                                                 9/30/96   9/30/97   9/30/98
                                                   (amounts in thousands)
Statement of Operations Data:
Net Sales                                        $    244  $   873   $   348
Subcontracting income                                 414      363         -
                                                 --------- --------- --------
Total revenue                                         658    1,236       348
Cost of sales                                        (546)    (945)     (375)
                                                 --------- --------- --------
Gross Profit                                          112      291       (27)
Selling, general and administrative expenses         (139)    (432)     (303)
                                                 --------- --------- --------
Operating income                                      (27)    (141)     (330)
Interest expenses                                     (96)    (165)     (437)
Other income/(expenses)                                 -       16       (49)
                                                 --------- --------- --------
Income before income taxes and minority interest     (123)    (290)     (816)
Income tax                                              -        -         -
                                                 --------- --------- --------
Income before minority interest                      (123)    (290)     (816)
Minority interest                                      25       58       163
                                                 --------- --------- --------
Net income                                       $    (98) $  (232)  $  (653)
                                                 ========  ========= ========

                                  5

QCCF:
                                                  Nine      Nine     Nine
                                                  Months    Months   Months
                                                  Ended     Ended    Ended
                                                  9/30/96   9/30/97  9/30/98
                                                    (amounts in thousands)
Statement of Operations Data:
Net Sales                                         $ 5,788   $ 5,281  $ 4,075
                                                  --------- -------- --------
Total revenue                                       5,788     5,281    4,075
Cost of sales                                      (3,871)   (3,345)  (2,517)
                                                  --------- -------- --------
Gross profit                                        1,917     1,936    1,558
Selling, general and administrative expenses         (356)     (451)  (1,065)
                                                  --------- -------- --------
Operating income                                    1,561     1,485      493
Interest expenses                                    (187)     (101)    (182)
Other income/(expenses)                                 4         1       (1)
                                                  --------- -------- --------
Income before income taxes and minority interest    1,378     1,385      310
Income tax                                              -         -        -
                                                  --------- -------- --------
Income before minority interest                     1,378     1,385      310
Minority interest                                    (276)     (277)     (62)
                                                  --------- -------- --------
Net income                                        $ 1,102   $ 1,108  $   248
                                                  ========  ======== ========

Operating Company:

                                                Product Mix and Sales Volume
                                                      Nine Months Ended
                                                  9/30/96   9/30/97  9/30/98
Metallurgical coke:
  Sales volume (in tons)                          6,277     16,842   4,300
  Average sales price per ton                     $37.47    $38.58   $47.01
  Average production cost per ton                 $72.66    $44.09   $58.32

Low-end metallurgical coke:
  Sales volume                                      -          -     9,716
  Average sales price per ton                       -          -     $15.00
  Average production cost per ton                   -          -     $12.76

Steam coal:
  Sales volume (in tons)                          369,390   273,955  212,723
  Average sales price per ton                     $15.67    $19.28   $19.16
  Average production cost per ton                 $10.48    $12.21   $11.83


Exchange Rate Information

The following table sets forth the applicable exchange rate used for the presentation of financial information in this Report and in the financial statements presented herein:

         Period Ended              Exchange Rate
         September 30, 1996        US$1.00 = Rmb8.2892
         September 30, 1997        US$1.00 = Rmb8.2728
         September 30, 1998        US$1.00 = Rmb8.2770

                                  6

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
AND RESULTS OF OPERATIONS

The analysis on net sales, cost of sales, selling, general and administrative expenses and interest expenses were made in reference to the separate operating results of the Company, MCCF and QCCF. The other analysis were made in reference to the Company's unaudited consolidated statement of operations and balance sheets for the years. All references to MCCF are with respect to the time it operated in 1998.

Results of Operations - Nine months ended 9/30/98 Compared to Nine months ended 9/30/97

Net sales - Net sales is recorded as gross sales less returns and discounts.
Net sales decreased by 28% from $6,154,000 in the nine months ended 9/30/97 to $4,423,000 in the nine months ended 9/30/98.

MCCF's net sales decreased by 60% from $873,000 in the nine months ended
9/30/97 to $348,000 in the nine months ended 9/30/98. The average unit sales price of metallurgical coke for the nine months ended 9/30/98 increased 22% when compared to the same period last year due to better quality of the products. However, sales volume decreased 74% from 16,842 tons for the nine months ended 9/30/97 to 4,300 tons for the nine months ended 9/30/98 due to ceased production in March 1998 as a result of working capital shortage.
Starting from mid-1997, MCCF produced and sold low-end metallurgical coke as an additional coke product in order to increase revenue and fill backlog orders. Total sales reached $146,000 (9,716 tons) for the first nine months ended 9/30/98.

No subcontracting income in the nine months ended 9/30/98 as the agreement was terminated in March of 1997.  In June of 1996, MCCF entered into a subcontracting agreement with a company under the control of the PRC's
Ministry of Coal.   According to this agreement, the subcontracting party  (1)
operated the coal preparation plant, (2) was obligated to meet all of the operating expenses of the plant, (3) was entitled to receive all the revenues from the plant's operation.  MCCF received a subcontracting fee of $363,000 for the nine months ended 9/30/97.

QCCF's sales of steam coal decreased 23% from $5,281,000 in the nine months ended 9/30/97 to $4,075,000 in the nine months ended 9/30/98. The decrease was attributable to a 22% decrease in sales volume. The decline in sales volume was primarily due to a deceleration in the economic growth rate which resulted in a corresponding slow down in the demand for coal products.
Mudanjiang No. 2 Power Plant continued to be the major customer for QCCF.
Sales to Mudanjiang represented 79% of the Company's total net sales for the nine months ended 9/30/98, a decrease of 22% in sales volume to Mudanjiang
No. 2 Power Plant when compared to the same period of last year.

Cost of sales - The cost of coal sales includes the cost of raw material, direct labor and benefits, depreciation, transportation and manufacturing overhead.

MCCF's average unit cost of producing metallurgical coke increased 32% from $44.09 in the nine months ended 9/30/97 to $58.32 in the nine months ended
9/30/98 due to decreased production volume of metallurgical  coke.

QCCF's average unit cost of producing steam coal for the two years ended
9/30/97 and 9/30/98 did not change significantly. The overall decrease of 25% in cost of sales was attributable to a decrease in sales of 23% and a reclassification of selling expenses to selling, general and administrative expenses for the nine months ended 9/30/98 whereas selling expenses was included in cost of sales for the nine months ended 9/30/97.

Gross Profit - Gross Profit decreased from $2,227,000 in the nine months ended 9/30/97 to $1,531,000 in the nine months ended 9/30/98. The decrease of $696,000 was primarily attributable to : (1) decrease in subcontracting income of $363,000 received by MCCF, and (2) a decrease of $378,000 in gross margin for QCCF's steam coal. The decrease was partially offset by (3) increase of $45,000 in MCCF's profit margin generated from higher sales price

                                  7

of metallurgical coke and additional sales of low-end metallurgical coke.

Selling, general and administrative expenses - Selling, general and administrative expenses increased 12% from $1,521,000 in the nine months ended 9/30/97 to $1,703,000 in the nine months ended 9/30/98.  The increase of $182,000 is attributable to (1) an increase of selling expenses in QCCF of
$262,000 and  a reclassification of $342,000 selling expenses for QCCF, and
(2) increase in QCCF's salary and benefits of $10,000.   The increase was
partially offset by (1) MCCF's decrease in salaries and traveling expenses of
$129,000 as the production was halted in March of 1998, (2) the Company exercised a tighter control in its administrative expenses resulting in a reduction of  $50,000 for the first nine months of 1998, and (3) decrease of
$253,000 as the Company's representative office in Heilingjiang was closed in
October 1997.

Interest expenses - Interest expenses increased 38% from $693,000 in the nine months ended 9/30/97 to $959,000 in the nine months ended 9/30/98 for the following reasons: (1) MCCF's interest expenses increased  $239,000 as the
Mishan City government and the local bank did not waive the interest in the nine months ended 9/30/98 whereas they did in the nine months ended 9/30/97, and additional $33,000 penalty payment  as MCCF defaulted on the payment of interest and principal in the nine months ended 9/30/98, (2) $81,000 increase in QCCF's interest expenses due to increase in  loan borrowings from $967,000
as of 9/30/97 to $2,839,000 as of 9/30/98.   The increase was partially offset
by (3) the Company's interest expenses decreased by $87,000 as $2,500,000 convertible notes were converted into common stock of the Company in April
1997.

In addition, notional interest on the interest free loan from the Chinese joint venture partner amounted to $290,000 and $250,000 for the nine months ended 9/30/98 and 9/30/97 respectively, computed at a rate of 16% per annum.
Such interest was capitalized as part of MCCF's coal mine use rights.

Income taxes - Substantially all of the Company's current profits accrue in the PRC where the applicable tax rate is currently 33%. However, pursuant to the PRC Income Tax Law, the Operating Company is exempt from income tax for its first two profitable years. This two-year "tax-holiday" was to begin with the first profitable year of the Operating Company, measured from its formation on September 16, 1995. For the following three years, the Operating Company will pay income tax at a rate of one-half of the then current tax rate. There is no tax payable in the British Virgin Islands on dividends paid to CCM and the Company by any of their subsidiaries or factories. Therefore, there was no provision for income tax for the nine months ended 9/30/98 and 9/30/97.

Net loss - Net loss increased by 927% from $105,000 in the nine months ended
9/30/97 to $1,078,000 in the nine months ended 9/30/98. An increase of $973,000 was mainly attributable to (1) $353,000 increase in MCCF's and QCCF's interest expenses, (2) $378,000 decrease in QCCF's gross profit ,
(3) no subcontracting fee was received by MCCF in the nine months ended
9/30/98, and (4) $262,000 increase in QCCF's selling expenses. The increase was partially offset by (1) $87,000 decrease in interest expenses for the convertible notes, (2) $303,000 decrease in administrative expenses as the Company exercised a tighter control and close down its representative office in Heilongjiang.

Results of Operations - Nine months ended 9/30/97 Compared to Nine months ended 9/30/96

Net sales - Net sales is recorded as gross sales less returns and discounts.
Net sales slightly increased from $6,032,000 in the nine months ended
9/30/96 to $6,154,000 in the nine months ended 9/30/97.

MCCF terminated the subcontracting agreement on March 31, 1997 and resumed the production and sales of metallurgical coke during the second quarter of 1997. In order to alleviate the immediate problem of obtaining the necessary transportation capacity, MCCF sold most of the finished products at the production point to the subcontracting party which in turn sold to its customers using its own transportation capacity. Since April of 1997, MCCF has been building up customer base and arranging for transportation capacity

                                   8

which is the key element for making sales.  MCCF produced a total of 16,842
tons of metallurgical coke for the nine months ended 9/30/97.    The unit
sales price was slightly increased from $37.47 in the nine months ended
9/30/96 to $38.58 in the nine months ended 9/30/97 due to the improvement in the quality of the product.  The production level of MCCF in the nine months ended  9/30/97 was below the normal operating level due to lack of working capital.

QCCF's sales of steam coal decreased from $5,788,000 in the nine months ended
9/30/96 to $5,281,000 in the nine months ended 9/30/97 due to the shortage of transportation capacity in May 1997.  The local government utilized all of the transportation capacity to transport agricultural products  because the harvest was better than expected.  The transportation capacity was still in short supply during the third quarter of 1997.  Although QCCF sold approximately 95,000 tons less steam coal when compared to the nine months ended 9/30/96, its sales price increased 23% due to stricter quality control of coal inspection and testing processes which resulted in higher customer satisfaction and fewer discounts and rebates.  Sales to Mudanjiang No. 2
Power Plant represented 72% of the Company's total net sales in the nine
months ended 9/30/97.   Sales to Mudanjiang amounted to 236,000 tons in the
nine months ended 9/30/97 as compared to 295,000 tons in the nine months ended 9/30/96.  Such decrease was due to shortage of transportation capacity.

Cost of sales - The cost of coal sales includes the cost of raw material, direct labor and benefits, depreciation, transportation and manufacturing overhead.

MCCF's average unit cost of producing metallurgical coke decreased 39% from $72.66 in the nine months ended 9/30/96 to $44.09 in the nine months ended
9/30/97 due to economy of scale arising from increased production volume of metallurgical coke.

QCCF's average unit cost of producing steam coal increased moderately from $10.48 in the nine months ended 9/30/96 to $12.21 in the nine months ended
9/30/97. The increase was attributed to increases in labor and benefits and depreciation which was offset by a decrease in raw material and transportation cost.

Gross Profit - Gross profit increased 10% from $2,029,000 in the nine months ended 9/30/96 to $2,227,000 in the nine months ended 9/30/97. The increase was primarily attributable to : (1) MCCF gross profit on sales of coke products increased by 76% as the production and sales increased by 258% and
(2) QCCF's gross profit increased by a moderate 1% due to shortage of transportation capacity. The increase was offset by a decrease of 12% in MCCF's subcontracting income.

Selling, general and administrative expenses - Selling, general and administrative expenses increased to $1,521,000 in the nine months ended
9/30/97 from $495,000 in the nine months ended 9/30/96. The increase of $1,026,000 is mainly attributable to (1) write off of uncollectible receivables and transportation vehicles of $221,000 in MCCF and its salary increased by $69,000; (2) the Company incurred an additional $566,000 administrative and professional expenses associated with increased reporting obligations of the Company and advances of $109,000 to the officer was written off and (3) salary and benefits of QCCF increased by 29.6%, approximately $37,000, as management provided incentives to employees. The management of QCCF continues to exercise a tighter control over office and administrative expenditures.

Interest expenses - Interest expenses increased 145% to $693,000 in the nine months 9/30/97 from $283,000 in the nine months ended 9/30/96 for the following reasons: (1) the Company incurred additional $427,000 interest expenses on the $6,122,500 convertible notes; (2) MCCF repaid $363,000 bank loan in second quarter of 1997; one lender lowered its monthly interest rate from 25% to 15% as a result of government policy, this lender has not agreed to waive the interest for the nine months ended 9/30/97 whereas they did in the nine months ended 9/30/96. All of these resulting in a net increase of $49,000 in interest expenses incurred by MCCF. The increase was partially offset by a decrease in QCCF's interest expenses of $86,000 as they paid down $648,000 loan on March 31, 1997.

                                  9

A local bank continued its one-time waiver of interest expenses owed by MCCF.
The amounts of  forgiven interest were $108,000 in the nine months ended
9/30/97 and 125,000 in the nine months ended 9/30/96. Commencing October 1, 1995, the Mishan City government agreed to share one-half of the interest owed by MCCF on certain long-term interest bearing loans. The government's share of interest expenses was $131,000 in the nine months ended 9/30/97 and $148,000 in the nine months ended 9/30/96. This agreement expires on December 31, 1997. Interest expense was $250,000 for the nine months ended
9/30/97 and $344,000 for the nine months ended 9/30/96 on the interest free loan from CCM's joint venture partner at the rate of 16% per annum. Such interest was capitalized as part of MCCF's coal mine use rights.

Income taxes - Substantially all of the Company's current profits accrue in the PRC where the applicable tax rate is currently 33%. However, pursuant to the PRC Income Tax Law, the Operating Company is exempt from income tax for its first two profitable years. This two-year "tax-holiday" was to begin with the first profitable year of the Operating Company, measured from its formation on September 16, 1995. For the following three years, the Operating Company will pay income tax at a rate of one-half of the then current tax rate. There is no tax payable in the British Virgin Islands on dividends paid to CCM and the Company by any of their subsidiaries or factories. Therefore, there was no provision for income tax for the nine months ended 9/30/97 and 9/30/96.

Net Income - Net income before minority interest decreased from $1,284,000 in the nine months ended 9/30/96 to $114,000 in the nine months ended 9/30/97.
The decrease was attributable to (1) additional interest expenses for the convertible notes of $427,000; (2) write off of uncollectible receivables and transportation vehicles of $330,000 and (3) increase in professional and administrative expenses of $566,000 in connection with the reporting requirements of the Company which were partially offset by (4) a higher selling price was realized on the steam coal resulting from better quality control in QCCF.


Liquidity and Capital Resources

As a holding company, the Company's only sources of cash flow are dividends, if any, paid by the Operating Company and retained net proceeds from its Regulation S offerings of securities. The Company believes that such sources of cash flow are sufficient to fund its operating expenses.

After the Company raised $6,122,500 of convertible notes in November 1996 and January 1997, the Company has applied $2,014,000 out of the net proceeds of $5,400,000 to MCCF primarily for its working capital needs. MCCF purchased raw coal and applied in other working capital needs to ramp sales and production during the period from April to November of 1997. Unfortunately, due to poor credit management, MCCF was not able to collect its trade receivables. This created a severe cash flow problem for MCCF at the end of 1997. As a result of the unwillingness of the local banks and raw coal suppliers to provide credit, MCCF ceased operations in March of 1998 and its coking facilities are no longer in operational mode due to lack of working capital to maintain the minimum operational condition.

QCCF has generally satisfied its working capital requirements, capital expenditures and scheduled debt repayments from its operating cash flows.
During the nine months ended 9/30/98, QCCF repaid bank loans of $145,000 and the outstanding balance of short term loans as of September 30, 1998 was $2,839,000 and no long-term debt.

Both factories incurred, on an average, 13% on its short-term loans and 14% on its long-term borrowings in 1997. During the first nine months of 1998, interest on certain local loans related to MCCF was not paid and became overdue, and as a result, all of MCCF's local long-term bank loans in the amount of $1,812,000 are currently in default. However, due to management's plans to restructure the Company, the bank has not made collection efforts to this date.

                                  10

Capital Expenditures

The two factories spent $72,000 in the nine months ended 9/30/98 to replace the transportation equipment. The Company does not expect significant capital expenditure in the remaining of 1998.


Financing Activities

In November 1996, the Company raised net proceeds of approximately $4,500,000 through an offering of convertible notes and warrants in an exempt transaction pursuant to Regulation S under the 1933 Act. Subsequently, in January 1997, the Company raised net proceeds of approximately $900,000 in a follow-on offering of convertible notes and warrants (on the same terms as the November
1996 offering) in another exempt transaction pursuant to Regulation S under the 1933 Act. The convertible notes and the warrants are referred to hereinafter as the "Notes" and the "Warrants." The aggregate principal amount of Notes issued in the November 1996 and January 1997 offerings was $6,122,500. Based on a conversion price of $3.50 per share of Common Stock, the Notes were convertible at the time of issuance into an aggregate of 1,749,293 shares of Common Stock. In connection with the purchase of a Note, each purchaser was issued Warrants exercisable for the same number of shares of Common Stock into which such purchaser's Note was convertible. Including
Warrants issued in payment of offering-related fees, the Company issued
Warrants exercisable for an aggregate of 1,894,150 shares of Common Stock based on an exercise price of $3.50 per share of Common Stock at the time of issuance. As of September 30, 1998, Notes in the aggregate principal amount of $3,237,500 remained outstanding and Warrants to purchase an aggregate of 1,894,150 shares of Common Stock remained outstanding (based on the initial conversion price of $3.50 per share).

The Notes bear interest at 8% per annum and the outstanding principal amount of the Notes and any accrued and unpaid interest thereon are payable on the maturity date of November 14, 2001. The Warrants became exercisable to purchase shares of Common Stock on May 14, 1997 and expire on November 14, 1999. The exercise price per share for the Warrants is the same as the conversion price in effect at such time for the Notes. See "Item 12. Options to Purchase Securities from Registrant or Subsidiaries."

The proceeds from the offerings are being used primarily as follows:
$2,014,000 for purchase of raw coal and working capital of MCCF, $648,000 for bank loan repayment in QCCF, $1,268,000 for loan to the former owner of QCCF government, and $337,000 for the representative office in Heilongjiang, unauthorized withdrawal of $286,000 by the former Chairman, and $742,000 for the Company's administrative and reporting expenses with the remaining of $105,000 of cash on hand.

The Company needs to raise additional financing in order to continue its operation beyond 1998 and there is no assurance that sufficient funds can be raised.


Major Events

On August 24, 1998, Mr. Wang Gongquan resigned from the positions of the
Chairman of the Board and President of the Company,  and Chairman of the
Board of the Operating Company to refocus his efforts on his investment
company.   Total compensation paid to him during the nine months ended
September 30, 1998 was $25,000.

On September 29, 1998, Mr. C. T. Yeh was elected as the Acting Chariman,
President and Chief Executive Officer of the Company, as Chairman and
Director of the Board of Directors of China Coal Mining (B.V.I.) Co. Ltd. and as Chairman and Director of the Board of Directors of Mishan Hua Xing Coke
Ltd. The employment shall have an initial term until December 31, 1999, on which date and each yearly anniversary, the employment shall automatically renew for an additional one year period, unless notify in writing. The annual compensation for Mr. Yeh's appointment was $96,000 for 1998 and $120,000 for 1999. In addition, Mr. Yeh was awarded 120,000 stock option of

                                  11

the Company.   Options shall be exercisable during five years from the date of grant.  Each option shall give the right to option-holder to purchase one share of common stock of the Company at a price of $1.00.  Options shall vest over the entire employment period.  Mr. Yeh, age 58, have more than 25 years experience in mining and finance areas.

Due to the lack of working capital,  MCCF ceased operations in March 1998.
Because of its inability to pay wages and suppliers, some employees and raw coal suppliers took away coke products to satisfy the unpaid wages and raw coal payments. The total inventory seized by the employees and suppliers amounted to $158,000 and $ 415,000 respectively which have been accounted for as a reduction in accrued payroll and accounts payable.

The water levels of several rivers in the PRC, including the Yangtze and Songhua rivers, have recently reached unusually high levels and have resulted in severe flooding along these rivers. To date, the Company has not been affected by any flooding. Given the geographic location of the Company's coal factories in Heilongjiang Province, which is relatively further removed from the immediate vicinity of these rivers compared to the areas currently affected by the flooding, the Company does not believe that the flooding will cause any physical damage to its coal mines or its operation facilities. The
Company also does not expect the flooding to have any material adverse effects on its business.

As part of China's recent reform program, the PRC Ministry of Coal Industry was dissolved, and the National Coal Industry Bureau was established in March
1998. Following such reorganisation, the National Coal Industry Bureau and the State Economic and Trade Committee will be jointly responsible for the planning, regulation and administration of the coal industry. The National
Coal Industry Bureau will no longer directly manage the enterprises under its jurisdiction. The Company believes that the reorganisation will bring greater operating autonomy to individual coal enterprises and allow them to compete in a freer market.


Subsequent Events

The events set forth below, in addition to certain other events discussed earlier in this report, occurred, or became known to the Company after the close of the quarter covered by this report.

               PROPOSED OFFER AND SALE OF COMMON STOCK
                        AND CHANGE IN CONTROL

The Company is proposing to issue 5,000,000 restricted shares of Common Stock
(the "Purchase Shares") and five year Warrants to purchase an additional
5,000,000 restricted shares of Common Stock (the "Warrants") to American
Orient Group, Inc. ("AOG"), a Delaware corporation and a wholly owned subsidiary of China Orient Group Industries, Inc., a leading private sector conglomerate in the Peoples Republic of China. The definitive agreements
(the "Definitive Agreement") include a Stock and Warrant Purchase Agreement dated December 3, 1998 (the "Stock Purchase Agreement"), a Warrant Agreement substantially in the form of Exhibit A to the Stock Purchase Agreement to be executed at the closing of the Proposed Transaction (the "Warrant"), and a Registration Rights Agreement substantially in the form of Exhibit B to the Stock Purchase Agreement to be executed at the closing of the Proposed
Transaction (the "Registration Rights Agreement").  The Stock Purchase
Agreement provides that AOG will purchase the Purchase Shares from the Company for an aggregate purchase price of US$1,000,000.00, a per share price of US$0.20. The Warrant is exercisable at any time after the later of the closing date or January 1, 1999 (the "Exercise Date") in the five years following the Exercise Date, in whole or in part, at the lower of (a) 75% of the average closing price of the Common Stock for the 30 trading days immediately prior to such exercise, or (b) as follows: US$0.75 per share in 1999; US$1.00 per share in 2000; US$1.50 per share in 2001; US$2.00 per share in 2002; and US$3.00 per share in 2003 (subject to adjustments for stock splits, stock dividends or similar transactions. Closing of the Proposed
Transaction is expressly subject to, among other items, approval of the Proposed Transaction by the Company's shareholders, completion of satisfactory due diligence by AOG, an agreement satisfactory to AOG with the

                                 12

holders of the Company's Convertible Notes, and continued listing of the Company's Common Stock on the American Stock Exchnage. From and after the closing date of the Proposed Transaction, designees of AOG shall assume management of the Company and its subsidiaries and joint ventures. AOG has designated Guolinag Guan as Chairman, Chief Executive Officer and a Director of the Company, Mr. Bill H. Zhao as President, Chief Operating Officer and a
Director of the Company, and Mr. Fred X. Jin as a Director of the Company.

In the event the Proposed Transaction is consummated, the following table sets forth information regarding ownership of the Common Stock of the Company immediately following the sale of the Purchase Shares, and assuming that AOG does not exercise the Warrant at the closing, on a fully diluted basis by (i) all persons who own more than ten percent (10%) of the outstanding shares of Common Stock and (ii) all officers and directors of the Company as a group:



                                                   Number
                  Identity of                      of Shares       Percent
Title of class    Person or Group                  Owned           of Class
Common Stock      Hualong Holding Co. Ltd.         1,250,000 (I)   15.2%
Common Stock      American Orient Group, Inc.      5,000,000       60.6%
Common Stock      Rana Energy Investment Ltd.      734,444          8.9%
Common Stock      All officers and directors
                    as a group                      15,000          0.2%

(I) Includes 1,250,000 shares which are held in escrow pursuant to an Escrow Agreement dated November 15, 1996, all of which shares are non-voting during the term of the escrow.

Dilution to the existing shareholders resulting from the sale and issuance of the Purchase Shares to AOG would be approximately 60.6%.

In the event the Proposed Transaction is consummated, the following table sets forth information regarding ownership of the Common Stock of the Company immediately following the closing and assuming that AOG exercises the Warrant at the closing, on a fully diluted basis by (i) all persons who own more than ten percent (10%) of the outstanding shares of Common Stock and (ii) all officers and directors of the Company as a group:


                                                   Number
                 Identity of                       of Shares      Percent
Title of class   Person or Group                   Owned          of Class
Common Stock     Hualong Holding Co. Ltd.           1,250,000 (I)  9.4%
Common Stock     American Orient Group, Inc.       10,000,000     75.5%
Common Stock     Rana Energy Investment Ltd.          734,444      5.5%
Common Stock     All officers and directors
                    as a group                         15,000      0.1%

(I) Includes 1,250,000 shares which are held in escrow pursuant to an Escrow Agreement dated November 15, 1996, all of which shares are non-voting during the term of the escrow.

Dilution to the existing shareholders resulting from the sale and issuance of the Purchase Shares to AOG and Exercise of the Warrant by AOG would be approximately 75.5%.

AOG has advised the Company that it is AOG's intent to negotiate with Hualong Holding Co. Ltd. ("HHCL"), a major shareholder of the Company, to purchase from HHCL all the shares of the Company owned by HHCL. In the event the Proposed Transaction is consummated, the following table sets forth information regarding ownership of the Common Stock of the Company immediately following the closing, assuming that AOG exercises the Warrant at the closing and purchases the shares of the Company owned by HHCL at or before closing, on a fully diluted basis by (i) all persons who own more than ten percent (10%) of the outstanding shares of Common Stock and (ii) all officers and directors of the Company as a group:

                                   13

                                                    Number
                  Identity of                       of Shares      Percent
Title of class    Person or Group                   Owned          of Class
Common Stock      American Orient Group, Inc.       11,250,000     84.9%
Common Stock      Rana Energy Investment Ltd.          734,444      5.5%
Common Stock      All officers and directors
                     as a group                         15,000      0.1%

Existing shareholders will not be diluted by the purchase by AOG of the shares of Common Stock of the Company owned by HHCL. However, upon the sale of such shares to AOG, the shares will be released from escrow and AOG will obtain the right to vote such shares in all matters presented to shareholders thereafter.

                                  14

              CHINA ENERGY RESOURCES CORPORATION
           UNAUDITED CONSOLIDATED STATEMENTS OF OPERATIONS
      FOR THE NINE MONTHS ENDED SEPTEMBER 30, 1998, 1997 AND 1996
            (Amounts in thousands except per share amounts)

                                                   Nine months ended
                                             September  September  September
                                             30, 1998   30, 1997   30, 1996
Net sales                                    $  4,423   $  6,154   $  6,032
Subcontracting income (note 1)                      -        363        414
                                              _______    _______    _______
Total revenue                                   4,423      6,517      6,446
Cost of sales                                  (2,892)    (4,290)    (4,417)
                                              _______    _______    _______
Gross profit                                    1,531      2,227      2,029
Selling, general and administrative expense    (1,703)    (1,521)      (495)
                                               _______   _______    _______
Operating (loss)/income                          (172)       706      1,534
Interest expense                                 (959)      (693)      (283)
Other (expenses)/income                           (50)        66          4
                                               _______   _______    _______
(Loss)/income before minority interests        (1,181)        79      1,255
Minority interest                                 101       (219)      (251)
                                               _______   _______     _______
Net (loss)/income                              (1,080)      (140)     1,004

Other comprehensive income
    -foreign currency translation adjustments       2         35         29
                                               _______	   _______    _______
Comprehensive (loss)/income                   $(1,078)    $ (105)    $ 1,033
                                               _______    _______     _______
(Loss)/earnings per share - Basic and fully
                            diluted           $ (0.33)    $(0.04)
                          - Basic                                    $  0.60
                                               _______    _______     _______

Weighted average number of shares outstanding
                          - Basic and fully
                            diluted             3,248      2,905
                          - Basic                                      1,730
                                               _______    _______     _______

See accompanying notes to unaudited consolidated financial statements.

                                     15

              CHINA ENERGY RESOURCES CORPORATION
             UNAUDITED CONSOLIDATED BALANCE SHEETS
               SEPTEMBER 30, 1998, 1997 AND 1996
         (Amounts in thousands except per share amounts)
                                   September 30, September 30, September 30,
                                        1998          1997          1996

ASSETS
Current assets:
Cash and cash equivalents               $   151       $    914      $    60
Accounts receivable, net of allowance for
  doubtful accounts of $1,576(1997:$304)  1,069          3,028        3,069
Inventories (note 6)                      3,576          5,158        3,484
Prepayments, prepaid expenses, and other
  assets                                  2,610            843        1,579
Amount due from related party                 -          1,397            -
                                         _______       _______       _______
Total current assets                      7,406         11,340        8,192
Property, plant and equipment, net
   (note 7)                              17,781         18,103       17,936
Value added taxes receivable (note 8)        69              -          133
Other assets                                309            412            5
                                         _______        _______      _______
 Total assets                           $25,565        $29,855      $26,266
                                         _______        _______      _______
LIABILITIES AND STOCKHOLDERS' EQUITY

Current liabilities:
Short-term borrowings (note 9)           $ 4,394       $ 2,513      $ 3,038
Current portion of long-term debt(note 10) 1,812           484          301
Accounts payable                             497         1,039        1,880
Other payables                             2,292         1,684        1,634
Plant construction payables                   77           183          183
Amount due to PRC joint venture partner        -           279          806
Accrued payroll and employee benefits        414           427          379
Accrued interest                           2,235         1,787        1,466
Other accrued liabilities                    500           239          114
                                          _______       _______      _______
 Total current liabilities                12,221         8,635        9,801
Long-term debt (note 10)
  Related parties                          2,704         2,095        3,370
  Other                                        -           967        1,508
Convertible notes (note 11)                2,497         2,300            -
Minority interests                         1,639         2,603        2,276

Commitments and contingencies (note 13)

                                  16

            CHINA ENERGY RESOURCES CORPORATION
       UNAUDITED CONSOLIDATED BALANCE SHEETS - continued
             SEPTEMBER 30, 1998, 1997 AND 1996
       	(Amounts in thousands except per share amounts)

                                    September 30, September 30, September 30,
                                        1998         1997          1996
Stockholders' equity:
Preferred share, $0.01 par value,
  2,000,000 shares authorized, no
  share issued and outstanding             -            -             -
Common stock, $0.01 par value, 5,000,000
  shares authorized, 3,248,494 (1997:
  3,248,494) shares issued and
  outstanding                             32            32            24
Additional paid-in capital            11,762        11,726         7,911
Retained earnings                     (3,055)        1,442         1,347
Accumulated balance of other
  comprehensive income
  -foreign currency translation
   adjustments                            37            55            29
Advances receivables from related
  parties                             (2,272)            -             -
                                      _______      _______        _______
Total stockholders' equity             6,504        13,255         9,311
                                      _______      _______        _______
  Total liabilities and stockholders'
    equity                            $25,565      $29,855        $26,266
                                      _______      _______        _______

See accompanying notes to unaudited consolidated financial statements.

                                  17

             CHINA ENERGY RESOURCES CORPORATION
             STATEMENTS OF STOCKHOLDERS' EQUITY
                  (Amounts in thousands)
                                                        Accumulated
                                                        balance of    Advances	    Total
                                   Additional           othe          receivable   stock-
                    Common stock   paid-in    Retained  comprehensive from related holders'
                    Shares Amount  capital    earnings  income        parties      equity
Issue of shares on
 establishment of
 China Coal(note 1) 2,290  $  23   $  7,864   $     -   $       -     $       -     $ 7,887
Net income              -      -          -       346           -             -         346
                   ______  ______   _______   _______    ________      ________     _______
Balance at December
 31, 1995           2,290     23      7,864       346           -             -       8,233

Merger with Jackson
 (note 1)             110      1         47        (2)          -             -          46
Amount created on
 issuance of
 convertible notes      -      -      2,619         -            -            -       2,619
Net income              -      -          -     1,238            -            -       1,238
Other comprehensive
  income                -      -          -         -           20            -          20
                  _______  _______   _______   _______     _______      _______      _______
Balance at December
 31, 1996           2,400      24     10,530    1,582           20            -      12,156

Issue of shares       848       8      1,232        -            -            -       1,240
Net loss                -       -          -   (3,557)           -            -      (3,557)
Other comprehensive
 income                 -       -          -        -           15            -         15
Advances to related
 parties                -       -          -        -            -       (2,272)     (2,272)
                   _______  _______  _______  _______      _______       _______     _______

Balance at December
 31, 1997           3,248      32     11,762   (1,975)          35       (2,272)      7,582
Net loss                -       -          -   (1,080)           -            -      (1,080)
Other comprehensive
 income                 -       -          -        -            2            -           2
                  _______    ______  _______  _______       _______      _______     ______
Balance at September
 30, 1998           3,248    $ 32    $11,762  $(3,055)      $   37      $(2,272)     $6,504
                  =======   =======  =======  =======       =======      =======     ======

See accompanying notes to unaudited consolidated financial statements.

                                  18

               CHINA ENERGY RESOURCES CORPORATION
         UNAUDITED CONSOLIDATED STATEMENTS OF CASH FLOWS
    FOR THE NINE MONTHS ENDED SEPTEMBER 30, 1998, 1997 AND 1996
                     (Amounts in thousands)
                                                    Nine months ended
                                            September  September  September
                                            30, 1998   30, 1997    30, 1996
Cash flow from operating activities:
Comprehensive (loss)/income                 $ (1,078)  $   (105)   $  1,033
Adjustments to reconcile comprehensive (loss)
  /income to net cash provided by/(used in)
  operating activities:
  Minority interest                             (101)       219         251
  Bad debt provisions                              -         93           -
  Depreciation and amortization                  583        599         275
  Fixed assets written off                         -         87           -
  OID interest on convertible notes              150          -           -
  Exchange differences                             1          8           5
  Value added tax on opening debit balance
    utilized                                      71          -           -
  Changes in assets and liabilities:
    Accounts receivable                        1,277     (1,877)       (354)
    Inventories                                  560     (2,086)       (517)
    Prepayments, prepaid expenses and other
      assets                                    (995)       294        (535)
    Amount due from related party                  -     (1,397)          -
    Accounts payable                          (1,132)       321         247
    Other payables                              (187)      (146)        (71)
    Plant construction payables                    -       (251)       (605)
    Accrued payroll and employee benefits        (60)       118          77
    Accrued interest                             639        886         (15)
    Other accrued liabilities                    313        231          74
                                              _______    _______    ________
Net cash provided by/(used in) operating
  activities                                      41     (3,006)       (135)
                                              _______    _______     _______
Cash flow from investing activities:
  Purchase of property, plant and equipment      (72)      (778)       (569)
 (Addition)/realization of other assets           78       (492)          -
                                              _______    _______     _______
Net cash used in investing activities              6     (1,270)       (569)
                                               _______   _______     _______
Cash flow from financing activities:
  Increase in long-term debt from related parties  -         37         509
  Repayment of long-term debt from other           -       (357)          -
  Repayment in minority interests                  -          -         (84)
  (Repayment)/increase in short-term borrowings
     - net                                      (663)      (595)         70
  Decrease in convertible notes                    -        (47)          -
  Issuance of common stock                         -      1,204          48
                                               _______	   _______    _______
Net cash (used in)/provided by financing
  activities                                    (663)       242         543
                                               _______	   _______    _______
Decrease in cash and cash equivalents           (616)    (4,034)       (161)
Cash and cash equivalents at beginning of period 767      4,948         221
                                               _______	   _______    _______
Cash and cash equivalents at end of period     $ 151      $ 914      $   60
                                                ______    _______     _______

                                 19

                CHINA ENERGY RESOURCES CORPORATION
    UNAUDITED CONSOLIDATED STATEMENTS OF CASH FLOWS - continued
    FOR THE NINE MONTHS ENDED SEPTEMBER 30, 1998, 1997 AND 1996
                       (Amounts in thousands)


                                                     Nine months ended
                                              September  September  September
                                              30, 1998   30, 1997   30, 1996
Supplementary disclosures of cash flow information

Cash paid during the period for:

Interest                                       $    320  $   137    $    298

See accompanying notes to unaudited consolidated financial statements

                                   20


                   CHINA ENERGY RESOURCES CORPORATION
         NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS
            (Amounts in thousands except per share amounts)


1.  ORGANIZATION AND BASIS OF PRESENTATION

China Energy Resources Corporation (the "Company"), a private company incorporated in the British Virgin Islands, was incorporated on March 15, 1996 for the purpose of holding a 100% interest in China Coal Mining (B.V.I.) Co. Ltd. ("China Coal") and to enter into an agreement with Jackson Holding Corp. ("Jackson"), a New York Corporation.

On March 15, 1996 the shareholders in China Coal exchanged their shares in China Coal for shares in the Company. The exchange of shares has been accounted for as a reorganization of entities under common control similar to a pooling of interests. The accompanying financial statements include the combined results and operations and financial position of the Company, China Coal and its 80% held subsidiary for all periods presented.

On March 22, 1996, pursuant to an agreement and plan of merger between the Company and Jackson, Jackson was merged into the Company and the Company issued 109,850 shares of its common stock to the shareholders of Jackson for the entire issued share capital of Jackson. Jackson had been established in 1994 for the sole purpose of acquiring or merging with an unspecified business, and at the time of merger Jackson had no operating assets and had not engaged in any business activities. The transaction has been accounted for as a reverse acquisition.

China Coal, a private company incorporated in the British Virgin Islands, was incorporated on August 18, 1995. Pursuant to a joint venture agreement dated September 16, 1995 between China Coal and Mishan Coal Chemical Holding Company ("the Factory"), China Coal acquired for cash of Renminbi 65,600 (approximately $7,886) an 80% interest in a new joint venture company, Mishan Hua Xing Coke Limited ("MHXC"), incorporated in the People's Republic of China ("PRC"), which has succeeded to the business of the Factory. In conjunction with the agreement the former owner contributed land use rights with a fair value of Renminbi 14,806 (approximately $1,780) and coal mine use right with a contractual value of Renminbi 95,760 (approximately $11,312) to MHXC. The former owner provided an interest free loan of Renminbi 65,760 (approximately $7,906) to MHXC to finance the acquisition of the coal mine use right by MHXC. The coal mine use right and interest free loan are recorded at estimated fair value determined based on the estimated net present value of the interest free loan. The joint venture period is 30 years from the date of formation and may be extended by the unanimous resolution of the board of directors, subject to the approval of the relevant government authorities. The remaining 20% interest in MHXC is owned by the former owner of the Factory. The acquisition has been accounted for as a purchase and the results of the MHXC have been included in the consolidated financial statements since October 1, 1995. The purchase price approximated the estimated fair values of MHXC at the date of acquisition.

MHXC has the right to operate two production facilities in Heilongjiang Province, PRC; the Mishan City Coke Factory ("MCCF") and the Qitaihe City Coal Factory ("QCCF"). During 1996 the operation of the MCCF plant was subcontracted to a company under the control of the central government under an agreement where the Company received a subcontracting fee of Renminbi 6,000 (approxiamtely $723) and the other party was entitled to all the revenues from the operations of the plant and was obligated to meet all the
operating expenses of the plant.   MCCF terminated the subcontracting
agreement on March 31, 1997 and resumed the production and sales of metallurgical coke during the second quarter of 1997. In March 1998 MCCF temporarily ceased production (see note 3).

                                  21

                 CHINA ENERGY RESOURCES CORPORATION
     NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS - (Continued)
                        (Amounts in thousands)


2.  BASIS OF PREPARATION

The financial statements were prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP"). This basis of accounting differs from that used in the statutory accounts of MHXC, the Company's principal operating subsidiary, which were prepared in accordance with the accounting principles and the relevant financial regulations applicable to Sino-foreign equity joint venture enterprises as established by the Ministry of Finance of China.

The principal adjustments made to conform the statutory accounts of MHXC to U.S. GAAP included the following:

   -Adjustment to record the coal mine use right and interest free loan at estimated fair value.

   -Adjustment to depreciation expense for property, plant and equipment to reflect more accurately the economic useful life of the assets;

   -Adjustment to recognize interest expense on the accruals basis.

   -Adjustment to recognize sales and cost of sales upon shipment to customers.

The preparation of financial statements in conformity with US GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

3.  GOING CONCERN AND OTHER MATTERS

During 1997 the Company terminated the services of the MCCF plant manager, however, prior to his termination this individual signed various documents that provided collateral to bank lenders of MCCF over MCCF assets.

As a result of cash flow shortages, various problems with local management and other operational issues, the facility at MCCF did not operate at full capacity resulting in the closure of that facility in March, 1998. The Company intends to reopen the facilities when the Company has raised additional finance as the Company anticipates that operating the plant will generate positive cash flows and, therefore, no provision for impairment is required.

MHXC also owns the rights to use the coal mine, which at September 30, 1998 are stated at $7,670, and which are located in Mishan and are planned to supply coking coal for use in MCCF. The Company continued its efforts in preparing the mine sites for mining operations and in October 1997 obtained a report prepared by international mining and geological consultants on the coking coal reserve base and associated coal quality. This report recommended that the Company implement various programs to expand the demonstrated coal reserve base and provide support for coal quality documentation. Due to inadequate working capital the Company has been in contact with potential strategic partners to assist in development. The Company needs to complete additional work on the survey and mining plans before the mine is ready for use. In the nine months ended September 30, 1998, the Company capitalized interest amounting to $290 in the coal mine use right. No provision for impairment has been made as it is the Company's intention to develop the rights when additional finance is available.

                                  22

               CHINA ENERGY RESOURCES CORPORATION
   NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS - (Continued)
                       (Amounts in thousands)

The Company incurred a loss of $1,078 in the nine months ended September 30, 1998 and as of September 30, 1998, the Company had net current liabilities of $4,815, which excludes any long-term debt that may become current in the event the company is unable to continue as a going concern. These factors among others may indicate that the Company will be unable to continue as a going concern for a reasonable period of time.

The financial statements do not include any adjustments relating to the recoverability of assets and classification of liabilities that might be necessary should the Company be unable to continue as a going concern. The Company's continuation as a going concern is dependent upon its ability to generate sufficient cash flow to meet its obligations on a timely basis, to obtain additional financing or refinancing as may be required, and ultimately to attain profitability.

The Company is in discussion with potential investors to obtain equity financing and with governmental agencies to assist in resolving the management and operational issues relating to MCCF.


4.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Principles of consolidation - The consolidated financial statements include the assets, liabilities, revenues and expenses of the Company and its subsidiaries. All material intra-group transactions have been eliminated.

Cash and cash equivalents - Cash and cash equivalents include cash on hand, demand deposits and highly liquid instruments with a maturity of three months or less at the time of purchase.

Inventories - Inventories are stated at the lower of cost, determined by the average cost method, or market. Finished goods inventories consist of raw materials, direct labor and overhead associated with the manufacturing process.

Property, plant and equipment - Property, plant and equipment is stated at cost. Depreciation is provided to write off the cost of property, plant and equipment over their estimated useful lives in equal instalments as follows:

           Land use rights              30-50 years
           Buildings                     8-45 years
           Plant and machinery           5-20 years
           Transportation vehicles       5-10 years
           Railway                         50 years

Coal mine use right - Coal mine use right is stated at estimated fair value at date of acquisition determined based on the estimated market value of the interest free loan used to finance the acquisition of the asset plus the costs of preparing the mine site for its intended mining operations. Interest is capitalised on the coal mine use right during the period in which activities are in progress necessary to get the mine ready for its intended mining operations. In the nine months ended September 30, 1998, September 30, 1997 and September 30, 1996, interest capitalised amounted to $290, $250 and $344 respectively. Amortization is provided to write off the value of coal mine use right over the units extracted compared with estimated total units to be extracted. The coal mine use right and the Company's other long-lived assets are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable.

                                   23

                  CHINA ENERGY RESOURCES CORPORATION
    NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS - (Continued)
                       (Amounts in thousands)

Construction-in-progress represents plant and buildings under construction and includes cost of construction, purchase of plant and machinery and interest arising from borrowings used to finance these assets during the period of construction or installation. No interest was capitalised during the period. Construction-in-progress is not depreciated until amounts are reclassified to property when available for use.

Net sales - Net sales represent the invoiced value of products, net of sales taxes. Sales are recognized when products are shipped to customers.

Foreign currency translation - The consolidated financial statements of the Company are presented in United States dollars. The Company's principal operating subsidiary, MHXC, conducts substantially all its business in Renminbi.

Foreign currency transactions of MHXC are translated into Renminbi at the applicable rates of exchange quoted by the People's Bank of China (the "PBOC"), prevailing at the date of the transactions. Monetary assets and liabilities denominated in foreign currencies are translated into Renminbi using the applicable PBOC rate prevailing at the relevant balance sheet date. Substantially all the transactions of MHXC are denominated in Renminbi and MHXC did not have any material monetary assets or liabilities denominated in foreign currencies. On consolidation, the assets and liabilities of MHXC are translated into United States dollars at the year end rates of exchange and revenues and expenses are translated at average exchange rates prevailing during the period. Translation adjustments are included as a separate components of stockholders' equity.

Provisions for doubtful accounts - Provisions for doubtful accounts are established based on management's assessment of the recoverability of accounts receivable.

Repairs and maintenance - Repair and maintenance costs are charged against income in the period in which they are incurred. The expense is allocated to cost of sales and selling, general and administrative expenses.

Income taxes - Deferred income taxes are provided using the liability method. Under the liability method, deferred income taxes are recognized for all significant temporary differences between the tax and financial statement bases of assets and liabilities. The tax consequences of those differences are classified as current or non current based upon the classification of the related asset or liability in the financial statements. During the period there were no significant temporary differences.

Loss) earnings per share - Fully diluted (loss) earnings per share is based on the net (loss) income for the period and the weighted average number of common stock outstanding during each period, plus, the dilutive effect, if any, of certain shares subject to issue in connection with the conversion of the outstanding convertible notes and warrants. Such convertible notes and warrants had no dilutive effect on the loss per share for the nine months ended September 30, 1998 but may dilute future earnings per share.

5.  INCOME TAXES

Income is subject to taxation in the various countries in which the Company and its subsidiary operate. The Company is not taxed in the British Virgin Islands where it is incorporated. The Company's operations are all in China.

                                   24

                      CHINA ENERGY RESOURCES CORPORATION
    NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS - (Continued)
                          (Amounts in thousands)

The Company's subsidiary, MHXC, which is incorporated in China, is subject to Chinese income taxes at the applicable tax rate (currently 33%) on taxable income based on income tax laws applicable to foreign enterprises. Pursuant to the same income tax laws, the subsidiary is fully exempt from Chinese income tax on its manufacturing operations for two years starting from the first profit making year, and, accordingly, no income taxes were payable in respect of 1996. The subsidiary also has a 50% exemption from Chinese income tax for the subsequent three years. The exemptions applicable to these subsidiaries will expire in 1999.

6.  INVENTORIES

Most of the inventory consists of raw materials. The amount of work-in-progress, finished goods and consumables are insignificant.

7.  PROPERTY, PLANT AND EQUIPMENT

                                  September 30,  September 30,  September 30,
                                  1998           1997           1996
Coal mine use right               $ 7,670        $ 7,338        $ 6,611
Land use rights                     1,789          1,780          1,780
Buildings                           6,429          6,378          6,229
Plant and machinery                 2,214          2,131          1,990
Transportation vehicles               795            902            677
Railway                             1,442          1,247          1,233
                                   ______        _______         _______
     Total                         20,339         19,776         18,520
Less: Accumulated depreciation     (2,573)        (2,280)        (1,178)
Construction in progress               15            607            594
                                   ______         _______        _______
     Total                        $17,781        $18,103        $17,936
                                   ______         _______        _______


The coal mine use right is stated at estimated fair value at date of acquisition determined based on the estimated market value of the interest free loan used to finance the acquisition of the asset plus the costs of preparing the mine site for its intended use. The contractual price of the coal mine use right was $11,312.

Certain property is collaterized for bank borrowings (note 9).


8.  VALUE ADDED TAXES RECEIVABLE

Value added tax ("VAT") is applicable to MHXC at a rate of 17% on the gross sales amounts and credit given at the same rate for VAT paid on purchases. The net VAT payable is accounted for to the tax authorities.

In accordance with notices issued by the government authorities, the Factory can deem VAT, at the rate of 14%, to have been paid on the opening inventory amount at January 1, 1995 (the date VAT was introduced) and applied against future VAT payable based on criteria to be agreed with the local authorities. This amount has been established as a receivable. The Company believes that the amount will be recoverable against future VAT payable subject to approval as to timing by the tax authorities.

                                   25

                     CHINA ENERGY RESOURCES CORPORATION
       NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS - (Continued)
                        (Amounts in thousands)

9.  SHORT-TERM BORROWINGS

Short-term borrowings represent unsecured short-term loans provided by banks and other lenders to the Company's PRC subsidiary.

                                                    September 30,
                                                   1998    1997    1996
Short-term borrowings at the end of period         $4,394  $2,513  $3,038
Weighted average interest rate on borrowings
   at end of period                                   13%     17%     17%


Interest rates are determined periodically by the banks and other lenders in consultation with the Company's subsidiary and are normally subject to annual review. There are no formal short-term credit facilities with the banks and short-term borrowings are negotiated on a loan-by-loan basis.

At September 30, 1998, short-term borrowings of $2,897 and long-term bank loans of $1,812 were secured over property, plant and equipment with a net book value of approximately $8,538.

10.  LONG-TERM DEBT

                                                     September 30,
                                                   1998     1997     1996
Long-term debt, which is unsecured, consists of:
Bank loans at fixed interest rates
  (14.04% at September 30, 1998)
Due in 1996                                         $    -  $    -   $  301
Due in 1997                                              -     484      541
Due in 1998                                          1,086     241      241
Due in 1999                                            242     242      242
Due in 2000                                            242     242      242
After 2000                                             242     242      242
                                                     ______  _______  _______
                                                     1,812   1,451    1,809
                                                     ______  _______  _______
Interest free loan from PRC joint venture partner
Due in 2000                                              -       -    1,581
Due in 2001                                              -       -    1,581
Due in 2002                                          1,335   1,335    1,581
Due in 2003                                          1,335   1,336    1,581
Due in 2004                                          1,335   1,336    1,582
Due in 2005                                          1,335   1,336        -
Due in 2006                                          1,335   1,336        -
                                                     ______  ______   ______
                                                     6,675   6,679    7,906
Less: notional interest                              3,971   4,584    4,536
                                                     ______  _______  ______
                                                     2,704   2,095    3,370
                                                     ______  _______  ______
Total                                                4,516   3,546    5,179
Current portion of long-term debt                    1,812     484      301
                                                     ______  _______  ______
Long-term debt, less current portion                $2,704  $3,062   $4,878
                                                     ______  _______ _______

                                 26

                     CHINA ENERGY RESOURCES CORPORATION
     NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS - (Continued)
                         (Amounts in thousands)

All long-term bank loans are authorized by the provincial or local governments and are administered by the banks.

The interest free loan from the PRC joint venture partner was raised to partially finance the acquisition of the coal mine use right. At the date the loan was obtained it was to be repaid by five equal instalments with each instalment limited to 40% of the income after tax of the relevant year. In 1996 the Company made repayments ahead of the original planned payment schedule and the scheduled repayments of the remaining balance of the loan were rateably amended. In addition, the scheduled repayments were postponed by an agreement dated May 11, 1997 for an additional two years. The loan is stated in the financial statements at the estimated present value calculated based on the annual discount rate of 16%, being the estimated annual interest rate for fixed asset lending in the PRC. This estimate of the market value of the loan is subject to a high degree of uncertainty because there is no market for the loan, the loan is not transferrable and the repayment terms are contingent on future operations of the Company.

With effect from October 1, 1995 the government of Mishan City agreed to share 50 percent of the interest paid by MCCF on the long-term interest-bearing loans and certain short-term borrowings. The agreement expires in December 31, 1997. The interest shared by the local government amounted to $131 and $148 in the nine months ended September 30, 1997 and September 30, 1996 respectively, and none in the nine months ended September 30, 1998.

During the first nine months of 1998, interest on certain local loans related to MCCF was not paid and became overdue, and as a result, all of MCCF's local long-term bank loans in the amount of $1,812 are currently in default and have been classified as current liabilities. However, due to management's plans to restructure the Company, the bank has not made collection efforts to this date. QCCF does not incur any long-term debt.

11.  CONVERTIBLE NOTES

At September 30, 1998 the Company had outstanding convertible notes with detachable warrant hereof amounting to $2,497 which were issued in 1996 and 1997. These notes carry interest at 8 percent per annum and the principal amount and the accrued interest thereon are payable in 2001.

The holders have the right prior to the payment in full of all principal of and interest on the notes, to convert any outstanding and unpaid principal portion of the notes and accrued interest into fully paid and nonassessable shares of common stock, $0.01 par value per share, of the Company, as such shares exist on the date of issuance of the notes, or any shares of capital stock of the Company into which such shares have been changed or reclassified (the "common stock") at the conversion price as defined in the note. In the event the holders do not convert the entire principal amount of the notes and all accrued and unpaid interest earned thereon before the maturity date, then on that date the Company has the option of compelling the conversion of the notes or paying to the holders the remaining unpaid principal amount of the notes and interest thereon.

The conversion price is subject to a floor price and a ceiling price (as defined in the note agreement) and is equal to 60% of the average closing bid and ask price for the common stock on any securities exchange or other securities market on which the common stock is then being traded, for the ten trading days immediately preceding the conversion date; provided, however, that in the event of a public offering or private placement of securities of the Company, resulting in gross proceeds of at least $10,000, consummated within 18 months of the date of the notes, the floor price shall be adjusted to equal 60 percent of the offering price per share in such an offering; and provided, further, that the floor price, as adjusted, (i) shall never be lower than $3.50 per share (the "floor price") and (ii) shall never exceed
$8.50 per share (the "ceiling price").    At any time prior to the date on
which the common stock is traded on the American Stock

                                  27


                     CHINA ENERGY RESOURCES CORPORATION
    NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS - (Continued)
                       (Amounts in thousands)

Exchange or other U.S. securities exchange or market, the conversion price for the common stock shall equal $3.50 per share.

The conversion price and number and kind of shares or other securities to be issued upon conversion is subject to adjustment from time to time upon the happening of certain events specified in the note agreement while this conversion right remains outstanding.

The principal amount outstanding on the notes, and all interest accrued and payable thereon, may be prepaid by the Company, in whole but not in part, on or after November 15, 1997; provided that the average closing bid price of the common stock has remained at or above $17.00 per share for thirty consecutive business days; and provided, further, that written notice of prepayment is delivered to the holder not more than sixty days nor less than thirty days prior to the applicable prepayment date. The holder has the right to exercise any conversion rights it may have hereunder until such time as any prepayment is made.

Within ten business days after a holder receives notice from the Company that a qualifying offering has been consummated, the holder may demand in writing that the principal amount outstanding on the note, and all interest accrued thereon, be prepaid by the Company, in whole or in part, but any partial demand shall be in increments of $25. The borrower shall repay the principal amount outstanding on the note, and all interest accrued on payable thereon, within 15 days after receipt of such a notice from the holder.

In 1997, the Company issued convertible notes with a face value of $1,000 and holders converted principal and accrued interest of $2,900 into the Company's common stock resulting in the issue of 848 shares.

The holder of the warrant detached to the convertible notes is entitled to purchase from the Company at any time on or after May 14, 1997 or from time to time before 5:00 p.m. on November 14, 1999 fully paid and nonassessable shares of common stock, $0.1 par value per share, of the Company, as adjusted in the event that the following computation results in a greater number of shares: the quotient obtained by dividing the principal amount of the loan from the holder to the Company pursuant to a note from the Company to the holder by the purchase price. The purchase price shall be subject to a floor price and a ceiling price and shall equal 60% of the average closing bid and ask price for the common stock on any securities exchange or other securities market on which the common stock is then being traded, for the ten trading days immediately preceding the date of exercise; provided, however, that in the event of a qualifying offering, the floor price shall be adjusted to equal 60% of the offering price per share in such qualifying offering; and provided, further, that the floor price, as adjusted, (i) shall never be lower than $3.50 per share and (ii) shall never exceed $8.50 per share.

12.  RELATED PARTY TRANSACTIONS

In 1997 advances totalling $1,768 were made under the authority of the former Chairman of the Company to the former owner of QCCF which were intended to establish relationships for potential future business opportunities. As the terms of the repayment of the advances were unclear, with the death of the former Chairman current management believes that its ability to realize the advances has been severely impaired and, accordingly, the amounts have been written off in 1997. The interim financial statements as of September 30, 1997 has not been restated to reflect the write off at the 1997 year end.

In 1997 the Company advanced $2,272 to the bank of the former owner of QCCF to settle loans and interest owed by the former owner of QCCF to the bank. The receivable at December 31, 1997 of $2,272 is repayable on demand and is interest free.

                                   28

                      CHINA ENERGY RESOURCES CORPORATION
      NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS - (Continued)
                 (Amounts in thousands except per share amounts)

In 1997 the former Chairman of the Company withdrew amounts totalling $286 from MHXC without the authority of the Company. The Chairman died in October 1997 and the Company has been seeking to recover these amounts from his estate and family. The Company has recorded and expenses of $184 in other income/(expense) representing the amounts not yet recovered in 1997. The interim financial statements as of September 30, 1997 has not been restated to reflect the write off at the 1997 year end.

Substantially all of the sales, purchases, raw materials and purchases of ancillary items the Company's PRC subsidiary are with state-owned enterprises. Even though such state-owned enterprises may be regarded as having the same beneficial owner of the PRC joint venture partner of the Company's subsidiary, the PRC central government, such state-owned enterprises are frequently under separate control and do not possess any management, ownership or other interest in each other. As a result, the Company does not view transactions with such state-owned enterprises as constituting related party transactions.

13.  COMMITMENTS AND CONTINGENCIES

At September 30, 1998, the Company and its subsidiaries had no contracted capital expenditure.

The Company and its PRC subsidiary do not currently maintain any insurance coverage on the property, plant and equipment owned by the subsidiary. In addition, the Company and the subsidiary do not currently carry any business interruption insurance or any third party liability insurance to cover claims in respect of bodily injury, property or environmental damages arising from accidents on the subsidiary's property or relating to its operations.


14.  FOREIGN CURRENCY EXCHANGE

The PRC government imposes control over its foreign currency reserves in part through direct regulation of the conversion of Renminbi into foreign exchange and through restrictions on foreign trade. The conversion of Renminbi into US dollars and other foreign currencies is based on the rate set by the People's Bank of China, which is set based on the previous day's PRC interbank foreign exchange market rate and with reference to current exchange rates on the world financial markets. The exchange rate at September 30, 1998 was US$1 = Rmb8.2770.

Foreign investment enterprises may generally remit out of the PRC profits or dividends derived from a source within the PRC, subject to the availability of foreign currency. Except for such profits or dividends, remittance out of the PRC by foreign investors of any other amount (including proceeds from a disposition of an investment in the PRC) is subject to the approval of State Administration of Exchange Control and to the availability of foreign currency (at the central government or provincial level). In addition, if there is a deterioration in the PRC's balance of payments or for other reasons, the PRC may impose restrictions on foreign currency remittances abroad. No assurance can be given that the Company's PRC subsidiary will be able or permitted to remit out of the PRC amounts due to the Company.


15.  CONCENTRATION OF CREDIT RISK

The subsidiary's trade receivables in respect of sales on credit terms are subject to a concentration of credit risk with customers in the industrial sectors of steel making, metallurgy, electricity and other heavy industries. In addition, the PRC subsidiary has no formal credit terms and its sales are predominantly to PRC companies. Therefore, the subsidiary's ability to collect its trade receivables is related to the economic conditions in these industrial sectors and in the PRC as a whole.

                                  29

                    CHINA ENERGY RESOURCES CORPORATION
     NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS - (Continued)
            (Amounts in thousands except per share amounts)


16.  FINANCIAL INSTRUMENTS

The carrying values of financial instruments, including cash and cash equivalents and short-term borrowings, were equal to their approximate fair value as of September 30, 1998 because of the relatively short maturities of these investments. At September 30, 1998 the fair value of bank loans and interest free loan from PRC joint venture partner were approximately $1,812 and $2,704 respectively, estimated based on the discount rate the seller would pay to a credit-worthy third party to assume its obligation.


17.  EMPLOYEE RETIREMENT BENEFITS

All the subsidiary's full-time employees are entitled to a retirement pension calculated with reference to their basic salaries on retirement and their length of service in accordance with a government managed pension plan. The PRC government is responsible for the pension obligations of retired staff. The PRC subsidiary is required to make contributions to the state retirement plan at 17-25% of the monthly salaries of the current full-time employees subject to local authorities' discretion. Employees are required to make contributions at 2%-3% of their basic salary. Contract and part-time employees are not entitled to such benefits. The expense of such arrangements to the subsidiary was immaterial for the period. The Company and its subsidiaries are not obligated under any other post-retirement plans and post-employment benefits are not material.


18.  SEGMENT INFORMATION AND CONCENTRATION OF CREDIT RISK AND MAJOR
     CUSTOMERS

The Company through its PRC subsidiary is engaged in one industry segment, the manufacture and sale of coal products in the PRC where the PRC subsidiary's operations are located. One customer, Mudanjiang No. 2 Power Plant of Heilongjiang Province, PRC, accounted for 79% and 72% of net sales for the nine months ended September 30, 1998 and September 30, 1997 respectively. No customer accounted for more than 10% of trade accounts receivable as of September 30, 1998.

                                   30

                              SIGNATURE




Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.






                               China Energy Resources Corporation






                               By:      /s/C. T. Yeh
                               Acting Chairman of the Board and President

                                  31

Dated: December 22, 1998